UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68375N103

(1)	Names of reporting persons The Frost Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 20,286,704 shares*
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 20,286,704 shares*
(11)	Aggregate amount beneficially owned by each reporting person 20,286,704 shares*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 5.0%
(14)	Type of reporting person (see instructions) OO

*	Includes vested warrants to purchase 4,796,158 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 68375N103

(1)	Names of reporting persons Frost Gamma Investments Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 147,549,400 shares*
	(8)	Shared voting power 20,286,704 shares**
	(9)	Sole dispositive power 147,549,400 shares*
	(10)	Shared dispositive power 20,286,704 shares**
(11)	Aggregate amount beneficially owned by each reporting person 167,836,104 shares***
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 40.0%
(14)	Type of reporting person (see instructions) OO

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock. Does not include options to acquire 2,606,451 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days. Does not include approximately 1,025,750 shares of Common Stock underlying 7,250 of the Company’s 3% Convertible Senior Notes due 2033 (the “Notes”). If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group, LLC.

***	Includes vested warrants to purchase 15,627,299 shares of Common Stock. Does not include options to acquire 2,606,451 shares of Common Stock held individually by Dr. Frost, which are exercisable within the next 60 days. Does not include approximately 1,025,750 shares of Common Stock underlying 7,250 of the Company’s Notes. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

SCHEDULE 13D

CUSIP No. 68375N103

(1)	Names of reporting persons Phillip Frost, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 150,155,851 shares*
	(8)	Shared voting power 23,138,534 shares**
	(9)	Sole dispositive power 150,155,851 shares*
	(10)	Shared dispositive power 23,138,534 shares**
(11)	Aggregate amount beneficially owned by each reporting person 173,294,385 shares***
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 41.1%
(14)	Type of reporting person (see instructions) IN

*	Includes vested warrants to purchase 10,831,141 shares of Common Stock held by Frost Gamma Investments Trust. Also includes options to acquire 2,606,451 shares of Common Stock, which are exercisable within the next 60 days. Does not include approximately 1,025,750 shares of Common Stock underlying 7,250 of the Company’s Notes. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

**	Includes vested warrants to purchase 4,796,158 shares of Common Stock held by Frost Group, LLC. Also includes 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife.

***	Includes vested warrants to purchase 15,627,299 shares of Common Stock and 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife. Also includes options to acquire 2,606,451 shares of Common Stock, which are exercisable within 60 days. Does not include approximately 1,025,750 shares of Common Stock underlying 7,250 of the Company’s Notes. If a holder elects to convert the Notes after a triggering event, the note holder would receive 141.4827 shares of the Company’s Common Stock per $1,000 principal amount of Notes.

CUSIP No. 68375N103

This Amendment No. 12 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013 (together, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”) and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. Exhibit 3 to the Original Schedule 13D is hereby incorporated by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 2,869,701 shares of Common Stock, for investment purposes, in a series of transactions from March 21, 2013 to September 16, 2013, at prices ranging from $6.23 to $7.65 per share for an aggregate purchase price of $19,876,817. These transactions did not take place during the solicitation of votes for the Merger (as defined below), which was from July 26, 2013 to August 28, 2013. The source of funds used in the transactions from March 21, 2013 to September 16, 2013 was working capital of Gamma Trust.

On August 29, 2013, OPKO Health, Inc. (“OPKO”) completed its previously announced acquisition of PROLOR Biotech, Inc. (formerly Modigene, Inc.) (“PROLOR”), pursuant to an Agreement and Plan of Merger, dated as of April 23, 2013 (the “Merger Agreement”), by and among OPKO, POM Acquisition, Inc., a wholly owned subsidiary of OPKO (“POM”), and PROLOR. Under the terms of the Merger Agreement, POM merged with and into PROLOR (the “Merger”), with PROLOR surviving as a wholly owned subsidiary of OPKO.

At the effective time of the Merger (the “Effective Time”), each outstanding share of PROLOR’s common stock, par value $0.00001 per share (the “PROLOR Common Stock”), other than shares of PROLOR Common Stock held by OPKO, POM, PROLOR or any wholly-owned subsidiary of OPKO or PROLOR, which were cancelled and retired immediately prior to the Effective Time, was converted into the right to receive 0.9951 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of OPKO (the “OPKO Common Stock”). No fractional shares of OPKO Common Stock will be issued to PROLOR stockholders in connection with the Merger. Instead, a PROLOR stockholder who would otherwise be entitled to a fractional share (after taking into account all certificates delivered by such stockholder) will receive one full share of OPKO Common Stock in lieu of such fractional share.

At the Effective Time, each outstanding option to purchase shares of PROLOR Common Stock (each, a “PROLOR Stock Option”) that was outstanding and unexercised immediately prior to the Effective Time, whether or not vested, was converted into an option to purchase OPKO Common Stock and was assumed by OPKO in accordance with the terms of the applicable PROLOR equity incentive plan and the terms of the contract evidencing such PROLOR Stock Option. The number of shares of OPKO Common Stock subject to each assumed PROLOR Stock Option was adjusted to an amount equal to the product of (a) the number of shares of PROLOR Common Stock subject to such PROLOR Stock Option immediately before the Effective Time and (b) the Exchange Ratio, rounded down to the nearest whole share. The per share exercise price for shares of OPKO Common Stock under each assumed PROLOR Stock Option was adjusted to a price equal to the quotient of (a) the per share exercise price of such PROLOR Stock Option and (b) the Exchange Ratio, rounded up to the nearest whole cent. In addition, pursuant to the stock option agreements governing the outstanding PROLOR Stock Options, each PROLOR Stock Option, except those subject to waiver agreements, became fully vested and exercisable upon the consummation of the Merger.

CUSIP No. 68375N103

Pursuant to the Merger Agreement, 9,803,249 shares of PROLOR Common Stock held by Frost Gamma were converted into 9,755,214 shares of OPKO Common Stock and 2,865,872 shares of PROLOR Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, were converted into 2,851,830 shares of OPKO Common Stock. Also pursuant to the Merger Agreement, the following PROLOR Stock Options held by Dr. Frost:

•	PROLOR Stock Options to acquire 542,000 shares of PROLOR Common Stock with an exercise price of $4.74 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	PROLOR Stock Options to acquire 55,000 shares of PROLOR Common Stock with an exercise price of $5.47 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	PROLOR Stock Options to acquire 25,000 shares of PROLOR Common Stock with an exercise price of $0.65 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan were converted into the following OPKO stock options:

•	OPKO stock options to acquire 539,344 shares of Common Stock with an exercise price of $4.77 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	OPKO stock options to acquire 54,730 shares of Common Stock with an exercise price of $5.50 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	OPKO stock options to acquire 24,877 shares of Common Stock with an exercise price of $0.66 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan.

These stock options are immediately exercisable.

The OPKO Common Stock and OPKO stock options issued in connection with the Merger Agreement are being held for investment purposes by Dr. Frost, Frost Gamma, and the Phillip and Patricia Frost Philanthropic Foundation, Inc.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following paragraphs to the end of the item:

Gamma Trust acquired 2,869,701 shares of Common Stock, for investment purposes, in a series of transactions from March 21, 2013 to September 16, 2013, at prices ranging from $6.23 to $7.65 per share. These transactions did not take place during the solicitation of votes for the Merger, which was from July 26, 2013 to August 28, 2013.

CUSIP No. 68375N103

Also, as set forth in Item 3, on August 29, 2013, OPKO completed its previously announced acquisition of PROLOR pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, 9,803,249 shares of PROLOR Common Stock held by Frost Gamma were converted into 9,755,214 shares of OPKO Common Stock and 2,865,872 shares of PROLOR Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, were converted into 2,851,830 shares of OPKO Common Stock. Also pursuant to the Merger Agreement, the following PROLOR Stock Options held by Dr. Frost:

•	PROLOR Stock Options to acquire 542,000 shares of PROLOR Common Stock with an exercise price of $4.74 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	PROLOR Stock Options to acquire 55,000 shares of PROLOR Common Stock with an exercise price of $5.47 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	PROLOR Stock Options to acquire 25,000 shares of PROLOR Common Stock with an exercise price of $0.65 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan were converted into the following OPKO stock options:

•	OPKO stock options to acquire 539,344 shares of Common Stock with an exercise price of $4.77 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan,

•	OPKO stock options to acquire 54,730 shares of Common Stock with an exercise price of $5.50 pursuant to a grant made from the Modigene Inc. 2007 Equity Incentive Plan, and

•	OPKO stock options to acquire 24,877 shares of Common Stock with an exercise price of $0.66 pursuant to a grant made from the Modigene Inc. 2005 Stock Incentive Plan.

These stock options are immediately exercisable.

Other than as described above, the Reporting Persons have not effected any transactions in OPKO Common Stock during the past 60 days.

Item 5.	Interest in Securities of the Issuer

Item 5 is deleted in its entirety and replaced with the following text:

Frost Group beneficially owns 20,286,704 shares of Common Stock. The 20,286,704 shares include vested warrants to purchase 4,796,158 shares of Common Stock. The 20,286,704 shares of Common Stock beneficially owned by Frost Group constitute approximately 5.0% of the Issuer’s outstanding shares of Common Stock, based upon 403,613,945 shares of Common Stock outstanding as of September 10, 2013, and calculated in accordance with Rule 13d-3. Frost Group shares the power to vote and the power to dispose such shares with Gamma Trust and Dr. Frost.

CUSIP No. 68375N103

Gamma Trust directly beneficially owns 147,549,400 shares of Common Stock. The 147,549,400 shares include vested warrants to purchase 10,831,141 shares of Common Stock. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group. The 167,836,104 total shares of Common Stock beneficially owned by Gamma Trust constitute 40.0% of the Issuer’s outstanding shares of Common Stock, based upon 403,613,945 shares of Common Stock outstanding as of September 10, 2013, and calculated in accordance with Rule 13d-3. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 147,549,400 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,286,704 shares of Common Stock owned by Frost Group.

In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, has 2,851,830 shares of OPKO Common Stock. Dr. Frost also has 2,606,451 options to purchase the Company’s Common Stock, which are exercisable within 60 days of September 16, 2013. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,286,704 shares of Common Stock beneficially owned by Frost Group and the 147,549,400 shares of Common Stock beneficially owned by Gamma Trust. The 173,294,385 shares of Common Stock beneficially owned by Dr. Frost constitute 41.1% of the Issuer’s outstanding shares of Common Stock, based upon 403,613,945 shares of Common Stock outstanding as of September 10, 2013, and calculated in accordance with Rule 13d-3. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 150,155,851 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,286,704 shares of Common Stock owned by Frost Group and 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc.

For information regarding transactions effected in the last 60 days prior to the filing of this Amendment No. 12, see Item 4 above.

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Frost Group, LLC

September 16, 2013	By:	/s/ Steven D. Rubin
	Name:	Steven D. Rubin
	Title:	Vice President
Frost Gamma Investments Trust

September 16, 2013	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

September 16, 2013	By:	/s/ Phillip Frost M.D.
	Name:	Phillip Frost, M.D., Individually